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                     August 12, 2021

       Daniel Rice, IV
       Chief Executive Officer and Director
       Rice Acquisition Corp.
       102 East Main Street, Second Story
       Carnegie, PA 15106

                                                        Re: Rice Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 14, 2021
                                                            001-39644

       Dear Mr. Rice, IV:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation
       cc:                                              Lanchi Huynh